Exhibit 99.1

Westport Receives Leadership Award at the 2008 Deloitte Technology Fast 50 Awards

VANCOUVER, BC, September 25, 2008 – Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, announced today that it has won a prestigious Leadership Award, one of four separate awards categories that make up the 2008 Deloitte Technology Fast 50 Awards Program, Canada’s pre-eminent technology awards program.

“The Technology Fast 50 Leadership Award celebrates the elite companies in the Canadian technology sector,” said John Ruffolo, National Leader, Technology, Media & Telecommunications Industry Group, Deloitte. “Deloitte salutes the outstanding accomplishments of Westport Innovations Inc., whose ability to create a distinct competitive advantage in a high-growth market will likely result in it joining the ranks of other Canadian companies that have grown into global leaders.”

“To be successful, we need to map out complete solutions for problems that our future customers haven’t even recognized yet,” said David Demers, CEO of Westport Innovations. “This is never a simple process, but committed, passionate people can, step by step, create that new future. With the support and encouragement of our customers, partners, and policy makers over the past decade, alternative fuel vehicles incorporating our engines and technologies are no longer just an environmental dream, but are now seen as a critical part of our global economic future. We are proud to be recognized today as one of Canada’s leading technology companies.”

Deloitte Technology Fast 50 Leadership Award candidates are judged on their ability to create a distinct  competitive advantage in a high growth market. Awards are presented to Deloitte Technology Fast 50-ranked companies that demonstrate technological leadership in four industry subcategories: emerging technologies, hardware/semiconductor, software, and telecommunications.

Deloitte’s Ruffolo says that when the Deloitte Technology Fast 50 Awards were created over a decade ago, winning companies were clustered in only a few regions in Canada. “Companies such as Westport Innovations Inc. are proof positive of the increasing geographic diversity of superior technology companies from across Canada that demonstrate leadership in North America and around the world.”

To qualify for the Leadership Award, candidates must be headquartered in Canada and devote a significant portion of their operating revenues to creating proprietary technology or intellectual property.

Westport was also named on the 2008 Deloitte Technology Green 15 unranked listing honouring fifteen companies creating innovative, important, and economically viable intellectual property in the burgeoning field of green technology.

About the Deloitte Technology Fast 50
The Deloitte Technology Fast 50 program is Canada’s preeminent technology awards program. Celebrating business growth, innovation and entrepreneurship, the program features four distinct categories including the Technology Fast 50 Ranking, Companies-to-Watch Awards (early-stage Canadian tech companies in business less than five years, with the potential to be a future Deloitte Technology Fast 50 candidate), Leadership Awards (companies that demonstrate technological leadership in four industry subcategories: hardware/semiconductor, software, telecommunications and emerging technologies) and the Deloitte Technology Green 15 Awards (Canada’s leading GreenTech companies that promote a more efficient use and re-use of the earth's resources in industrial production and consumption). Program sponsors include Deloitte, Gowlings, GrowthWorks, RBC Capital Markets, Wellington Financial, Stonewood Group, CATAAlliance and IGLOO. For further information, visit www.fast50.ca.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com